TC BioPharm (Holdings) plc
Maxim 1,2 Parklands Way, Maxim Park, Eurocentral, ML1 4WR
Tel: 0141 433 7557 | Email: info@tcbiopharm.com

The Holders of Warrants to Purchase American Depositary Shares issued pursuant to the terms of that certain warrant agent agreement, dated February 10, 2022 (collectively, the "Holders"):

You are receiving this letter since you are a holder of record as of January 2, 2025 of certain warrants to purchase American Depositary Shares (each a "Warrant" and collectively, the "Warrants") of the Company which are publicly traded on the NASDAQ Capital Market LLC under the symbol "TCBPW." Reference is made to that certain warrant agent agreement, dated February 10, 2022 (the "Agency Agreement"), between TC Biopharm (Holdings) plc (the "Company") and Computershare, Inc. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them as set forth in the Agency Agreement

On December 18, 2024, the Company publicly announced that its Board of Directors has approved a special dividend to its shareholders of 0.25 American Depositary Shares ("ADSs") for every 1 ADS held by shareholders, pending shareholder approval and that the dividend is expected to be declared on December 30, 2024, and payable to shareholders who own the Company's stock at the close of trading on January 2, 2025 (the "Stock Dividend"). On December 30, 2024, the shareholders of the Company approved the Stock Dividend and the Company announced that shareholders of record on January 2, 2025 will be entitled to the Stock Dividend, which is expected to be delivered to shareholders on or about January 6, 2025.

Section 4 of the Agency Agreement provides that the Exercise Price covered by each Warrant outstanding is subject to adjustment from time to time as provided in Section 5 of the Warrant Certificate. Section 5(a) of the Warrant Certificate provides that if the Company at any time while the Warrants are outstanding pays a stock dividend or otherwise makes a distribution or distributions on Ordinary Shares or any other equity or Equivalent Securities payable in Ordinary Shares, then the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares and such other capital stock of the Company (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares and such other capital stock of the Company (excluding treasury shares, if any) outstanding immediately after such event, and the number of ADSs issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.

As a result of the Stock Dividend, an adjustment was made to the exercise price of your Warrant in accordance with Section 5 of the Agency Agreement, by multiplying the exercise price of the existing warrant (as previously adjusted where applicable) by the fraction 1/1.25 together with the prescribed change in the number of ADSs issuable under the warrant.

Please attach this notice to your certificate representing Warrant to record the adjustment of the exercise price of your Warrant. Please note that no further action is required on your part as the books of the Company have been adjusted to reflect the adjustments described in this notice.

Should you have any questions, feel free to contact the undersigned.

Very truly yours,

TC BIOPHARM (HOLDINGS) PLC

Name: Martin Thorp
Title: CFO